June 24, 2005




VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judicial Plaza
Washington, D.C. 20549

Attn:    Benjamin Phippen
         Staff Accountant

         Re:      Security National Financial Corporation
                  Application for Withdrawal of Amendment No. 1 to Form 8-K Commission File No. 000-09341

Ladies and Gentlemen:

     Security National Financial Corporation, a Utah corporation (the "Company"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Amendment No. 1 to the Form 8-K, File No. 000-09341, which was previously filed with the Commission on June 7, 2005, on Form SB-2, together with any exhibits filed thereto.

     The Amendment No. 1 was filed to provide notice of the resignation of Tanner LC ("Tanner") as the Company's registered public independent accountants. The resignation of Tanner LC was due to the five-year partner rotation requirement mandated by the Sarbanes-Oxley Act and the determination by Tanner that in the future it would be unable to maintain the necessary industry expertise to continue as the independent accountants for the Company.

     Instead of filing Amendment No. 1 to the Form 8-K, however, the Company mistakenly filed the Form 8-K that had previously been filed on June 1, 2005. In order to correct this error, the Company filed Amendment No. 1 to the Form 8-K on June 22, 2005. Because of the inadvertent error, the Company requests for the withdrawal of Amendment No. 1 to the Form 8-K that had been filed on June 7, 2005. Please direct any questions or comments regarding this filing to the undersigned at (801) 977-8970 or Randall A. Mackey, Esq. at (801) 575-5000.


                            SECURITY NATIONAL
                            FINANCIAL CORPORATION



                            By:  s/s  Scott M. Quist
                                 President and Chief Operating Officer